Dear Christian,

Our team is currently on the ground in Paris for Art Basel and the city's fall auctions, and there's some buzz about Paris's growing importance as a global art destination.

Don't take our word for it, though—even the NYT is writing about it, saying "Paris Is Rising as an Art Market Hub."

As Paris aims to catch up to hubs like New York and London long-term, this may be good news for Pierre Soulages, one of France's most famous artists, who's work we've had the opportunity of offering.

Soulages even had a solo show at one of the most famous museums in the world—the Louvre in 2019 (he was one of only 3 living artists to receive the honor, behind Picasso and Chagall).

What's interesting is that while Soulages is a world-renowned artist, his secondary market still largely transacts in Paris, responsible for 7% of last year's global art sales at auction. As more international collectors view the city as a burgeoning hub, we have conviction his market could eventually expand in tandem.

In fact, we're already seeing his market go up, as you can see below:


Artist Hedonic Index
8.6% CAGR
Louvre Show
(Q3 '19)
Covid Dip
(Q3 '20)
Our purchase
(Q3 '23)

Masterworks Graphic depicting internal hedonic index analysis.

Want in on this French star now? Then invest here, or view the offering circular below.

P.S. Did you know the paint is applied so thickly the painting is three-dimensional? Click here for behind the scenes photos from our storage facility.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

"Hedonic Index" relies on Masterworks' hedonic index generation methodology, used to illustrate an artist's price movement through public auction data. The hedonic Index incorporates output prices and aims to control for features representative of work quality, based on human input from internal and external art market experts, as well as automatic ML labeling trained on human input. A regression model uses these inputs to find the influence of the year on the prediction and therefore a measure of how an artist's market has moved by year, (i.e. an index). The hedonic equation is fit separately for each artist. Although Masterworks has taken steps to ensure input is made independently of Masterworks and free from bias, you are cautioned against placing undue reliance on any given value judgment or Artist Market Index presentation. There is no universally accepted set of rules, but Masterworks endeavors to be consistent within artists' markets. View more information on the Hedonic Index here. You may schedule a call to discuss our presentation of hedonic indices, including understanding more about the risks and limitations, by contacting us here.